Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

September 16, 2013

VIA EDGAR
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:    Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33756

Dear Mr. Horowitz:
Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 10, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on March 1, 2013, File No. 001-33756 (the “2012 Form 10-K”).
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K for the Fiscal Year Ended December 31, 2012 is materially accurate and, accordingly, that amendment is not necessary. As noted below, we do plan to expand or clarify certain disclosures in subsequent filings with the Commission.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 1

Proved Undeveloped Reserves, page 10
1.    Your response to comment 2 in our letter dated August 29, 2012 indicates an acceleration in your development plan subsequent to the fiscal year ended December 31, 2011 to convert all proved undeveloped reserves (“PUDs”) to proved developed status

Securities and Exchange Commission
September 16, 2013

within five years of initial booking. We note that you converted approximately 0.3 MMBoe of your total proved undeveloped reserves booked as of December 31, 2011 (i.e., approximately 11.1 MMBoe) during the fiscal year ended December 31, 2012. We also note the disclosure on page 69 of your filing stating that your 2013 capital budget “will largely include oil focused drilling in the Arkoma Basin, Williston Basin and Big Horn Basin.”

Please tell us about the expected timing for development of your PUDs and provide us with a summary of the development plan approved by management. As part of your response, please specifically address your natural gas PUDs which represent approximately 62% of your total PUDs as of December 31, 2012. Refer to Rule 4-10(a)(31) of Regulation S-X.

Response:
We acknowledge the Staff’s comment. We acknowledge that at our 2012 conversion rate we would not be able to develop all of our PUD reserves within five years. However, our development plan will accelerate significantly in subsequent years in order to convert all PUD reserves to proved developed reserves within the requisite five year period. We propose to clarify our disclosure in future periodic reports to specifically state that those reserves booked as PUDs are scheduled to be developed and converted to proved developed reserves within five years pursuant to our current development plan.
The development plan, as of December 31, 2012, for converting our PUD reserves to proved developed reserves over the next five years is set out below:

	Number of PUD Net Wells Drilled	Natural Gas PUD Reserves Converted, Bcf	Oil PUD Reserves Converted, MMBbls	NGL PUD Reserves Converted, MMBbls	Total PUD Reserves Converted, MMBoe	Percent of Total Year End 2012 PUD Reserves	Capital Expenditures for PUD Reserves (in thousands)
2013	31	23.5	0.5	0.2	4.7	12%	$58,021
2014	109	31.6	1.7	3.5	10.5	27%	98,049
2015	43	39.1	1.3	1.8	9.7	24%	80,018
2016	31	29.8	0.8	2.6	8.4	21%	74,837
2017	13	22.5	0.3	2.4	6.4	16%	55,610
Total	227	146.5	4.6	10.5	39.6	100%	$366,535

Specifically, we propose to add a paragraph to our disclosure in future filings similar to the following:
    We expect to spend approximately 64% of our planned five year future development costs within the next three years as reflected in our reserve report. During the year ended December 31, 2012, we spent $5.1 million or approximately 10% of our capital budget converting PUD reserves to proved developed reserves. Our development plan for drilling proved undeveloped wells includes the drilling of 227 net wells before the end of 2017 at an estimated cost of $366.5 million. This development plan calls for the drilling of 31 net wells during 2013, 109 net wells during 2014, 43 net wells during 2015, 31 net wells during 2016 and 13 wells during 2017. Additionally, the expected plan of development of our natural gas proved undeveloped reserves, which represent 62% of our total proved undeveloped reserves at December 31, 2012, over the next five years is as follows:

Securities and Exchange Commission
September 16, 2013

Percent of Natural Gas PUD Reserves Converted
2013	16%
2014	22%
2015	27%
2016	20%
2017	15%
Total	100%

2.     Please tell us how you considered the disclosure requirements per Item 1203(c) of Regulation S-K with regard to investments made during the year to convert proved undeveloped reserves.

Response:
We acknowledge the Staff’s comment. As noted in comment one, in future filings we propose to provide specific details on the amount of capital expenditures deployed to convert PUD reserves to PDP reserves.
Production and Price History, page 12

3.     We note your disclosure of average sales price pursuant to Item 1204(b)(1) of Regulation S-K includes the impact of hedges. Please revise to also present this information excluding the impact of hedges.

Response:
We acknowledge the Staff’s comment. We include the impact of hedges on the average sales prices noted on page 12 of the 2012 Form 10-K because this data is most consistent with the cash we actually receive after selling our production. We have footnoted our table to note that average realized sales prices include hedges but exclude the non-cash amortization of premiums paid and non-cash amortization of the actual value on derivative contracts acquired. We also note that on page 59 of the 2012 Form 10-K under “Item 7. Management Discussion and Analysis of Financial Condition—Year Ended December 31, 2012 compared to Year Ended December 31, 2011” and page 62 under “Item 7. Management Discussion and Analysis of Financial Condition —Year Ended December 31, 2011 compared to Year Ended December 31, 2010,” we have included the average realized prices, excluding the benefit of our hedging contracts. In future filings, we propose to include cross-references to these sections in the relevant/referred footnote explaining that the prices do give effect to our hedging contracts. Specifically, footnote 4 on page 12 would read as follows:
(4) Average realized sales prices include the impact of hedges but exclude the non-cash amortization of premiums paid and non-cash amortization of value on derivative contracts acquired. For detail on average sales prices without giving effect to the impact of hedges please see page 59 under “Item 7. Management Discussion and Analysis of Financial Condition—Year Ended December 31, 2012 compared to Year Ended December 31, 2011” and page 62 “Item 7. Management

Securities and Exchange Commission
September 16, 2013

Discussion and Analysis of Financial Condition —Year Ended December 31, 2011 compared to Year Ended December 31, 2010.”

Drilling Activity, page 14

4.    We note that you have provided disclosure regarding development wells drilled during each of the last three fiscal years. However, it does not appear that you have provided disclosure regarding exploratory wells drilled during these periods. Please advise. Refer to Item 1205(a)(2) of Regulation S-K.

Response:
We acknowledge the Staff’s comment. As our drilling activity consists entirely of drilling development wells, we have not drilled exploratory wells during these periods. In future filings, we plan to provide prominent disclosure of this fact in compliance with Item 1205(a)(2) of Regulation S-K.

Selected Financial Data, page 50

Non-GAAP Financial Measure, page 54

5.    The disclosure per page 101 of your Form 10-K states that realized gains / losses on commodity and interest rate derivative contracts represent differences between amounts received upon the settlement and amounts paid to acquire these contracts. Unrealized gains / losses represent the change in fair value of commodity and interest rate derivative contracts that will settle in the future. Please tell us why adjusted EBITDA, a non-GAAP measure, excludes unrealized gains / losses, but includes realized gains / losses on commodity derivative contracts.

Response:
We acknowledge the Staff’s comment. Adjusted EBITDA is a significant performance metric used by management as a tool to measure the cash distributions we could pay to our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level sufficient to sustain or support an increase in our monthly cash distribution to our unitholders. Investors in publicly traded partnerships are focused on the ability of the company to sustain and/or grow distributions to unitholders. As such, we make adjustments to Net Income to exclude all non-cash items to derive the amount of distributions we could pay to our unitholders. Such non-cash items include, among other items, unrealized gains/losses on commodity and interest rate derivative contracts, amortization of value on derivative contracts acquired and depletion, depreciation and amortization. We do not, however, make any adjustments with respect to realized gains/losses on commodity and interest rate derivative contracts in the Adjusted EBITDA calculation as these represent cash settlements recognized during the reporting period.

Securities and Exchange Commission
September 16, 2013

6.    We note that adjusted EBITDA excludes “amortization of value on derivative contracts acquired.” Please describe the nature of this adjustment and tell us why the related amount is excluded from adjusted EBITDA.

Response:
We acknowledge the Staff’s comment. The line item “Amortization of value on derivative contracts acquired” represents the amounts capitalized in derivative assets or liabilities in previous periods in connection with acquisitions, where volumes have settled in the current period and are recognized in the consolidated statement of operations. This amortization is a non-cash item and is therefore an adjustment to Adjusted EBITDA as discussed in our response to comment 5 above.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies and Estimates, page 64

Full-Cost Method of Accounting for Oil and Natural Gas Properties, Page 65

7.     We note your disclosure regarding the potential for a ceiling test write down in the first quarter of 2013 based on the 11-month average oil, natural gas and NGLs prices through February 1, 2013. However, it does not appear that an impairment charge was recorded. Please tell us what changed from your original assessment.

Response:
We acknowledge the Staff’s comment. In accordance with the Staff’s request contained in comment 2 of its letter dated December 15, 2009 and FASB ASC 275-10-50-8 through 9, Risk and Uncertainties, we disclosed the potential for a ceiling test write down in the first quarter of 2013.
Based on information available to us at the time of filing of our 2012 Form 10-K, we estimated an additional ceiling test write down on our existing assets of approximately $75.6 million at March 31, 2013 because it was reasonably possible that an additional impairment might be required based on then-existing prices of oil, natural gas and NGLs, among other factors.
However, we did not record an impairment in the first quarter of 2013 due to an increase in the estimated future net revenues from proved properties which was discounted at 10%. The discounted estimated future cash flows increased from approximately $1.5 billion based on the 11-month unweighted average first day of the month oil, natural gas and NGLs price through February 1, 2013, calculated at the time of our 2012 Form 10-K filing, to $1.6 billion at March 31, 2013. This increase was primarily attributable to increases in natural gas and oil prices as follows:

	2/1/13	3/1/13
Natural gas	$2.79	$2.97
Oil	$89.60	$92.58

Securities and Exchange Commission
September 16, 2013

Consolidated Statements of Operations, page 81

8.     We note that you have presented separate line items for realized gains / losses on commodity derivative contracts and unrealized gains / losses on commodity derivative contracts. Separate presentation of these amounts on the face of the statement of operations does not appear to be appropriate. Please revise. Refer to the speech by Gregory Faucette from the 2003 AICPA National Conference on Current SEC Developments.

Response:
W acknowledge the Staff’s comment. FASB ASC 815-20, Derivatives and Hedging, does not provide guidance on the required statement of operations classification related to derivatives 1. Given the lack of specific guidance on items to be included in the statement of operations, we have elected to present separately realized and unrealized gains and losses on commodity and interest rate derivative contracts because (i) such a presentation provides meaningful information to the users of our financial statements and (ii) we believe separately stating these items on the face of the statement of operations, provides more clarity and transparency to the results of operations. Management views this segregation as key information to the users of the financial statements in determining whether charges are cash or non-cash items. In addition, the unrealized gains and losses amount is already stated as a separate line item in the statement of cash flows as a non-cash charge. If not presented in the statement of operations, the users would be required to reference the statement of cash flows or a footnote.
Our presentation does not result in the practice of synthetic instrument accounting, whereby realized gains or losses would be reclassified as revenues. We understand that synthetic instrument presentation may be viewed as an attempt to reflect quasi-hedge accounting. However, in our case, both realized and unrealized gains and losses on commodity and interest rate derivative contracts are presented in separate line items and were not reclassified into revenues and expense line items associated with the related exposure.

1 The lack of specificity in the authoritative literature has also been acknowledged by Staff comments shared in public forums, including in the speech given by Gregory A. Faucette of the Office of the Chief Accountant on December 11, 2003.

Securities and Exchange Commission
September 16, 2013

9.    We note the footnote disclosure per page 101 of your Form 10-K stating that realized gains / losses on commodity and interest rate derivative contracts represent differences between amounts received upon settlement and amounts paid to acquire these contracts. We also note that you have elected not to designate your derivative contracts as hedges. Please tell us how your recognition of realized and unrealized gains / losses on derivative contracts is consistent with FASB ASC 815-10-35-2. As part of your response, please tell us how prior period changes in fair value (i.e., amounts previously recognized as unrealized gains / losses) are considered in connection with the calculation of the realized gain / loss on settled derivative contracts.

Response:
We acknowledge the Staff’s comment. As stated on page 58 in our 2012 Form 10-K, our hedges are not designated as cash flow hedges. As such, in accordance with ASC Topic 815-10-35-2, our commodity and interest rate derivative contracts are recognized in the consolidated balance sheets as an asset or liability at fair value, and the change in fair value of our commodity and interest rate derivative contracts are reflected in earnings as unrealized gains/losses on commodity and interest rate derivative contracts. As the contracts expire and volumes are settled, the associated derivative asset or liability is reversed, the previously recognized unrealized gain/loss and the actual cash settlement are recognized on the statement of operations as a realized gain/loss on commodity and interest rate derivative contracts. An illustrative example is as follows:

•	During Q4 2011 the Company purchased a derivative, paying a $5 premium equivalent to its fair value.
o The Company would record a derivative asset and a cash payment of $5.

At the end of Q4 2011 the hedged commodity had dropped in price, and the value of the contract increased to $7.
o The Company would record an additional derivative asset and an unrealized gain of $2.

•	During Q1 2012, the hedged commodity dropped further in price, and the value of the contract increased to $8.

o	The Company would record an additional derivative asset and an unrealized gain of $1.

•	On April 15, 2012, the company settled the contract for its $10 fair value.

o
The Company would receive cash of $10, reduce its derivative asset of $8, reduce the previously recognized unrealized gain of $3 and record a realized gain of $5. The cumulative net impact on the statement of operations is a realized gain of $5 which is the difference between the amount received upon settlement of $10 and the amount paid to acquire this contract equivalent to the premium paid of $5.

Securities and Exchange Commission
September 16, 2013

Exhibit 99.2 – Report of Netherland, Sewell & Associates, Inc.

10.    We note that this reserve report includes information relating to probable and possible reserves as of December 31, 2012. However, it does not appear that this information is included in your Form 10-K. If the inclusion of this information was inadvertent, please file a revised reserve report excluding the disclosure of reserves information not included in your Form 10-K. Alternatively, revise the disclosure in your Form 10-K to include information relating to probable and possible reserves.

Response:
We acknowledge the Staff’s comment. In future filings, we plan to request that our third-party reserve engineers omit any reference to probable and possible reserves in the summary reserve reports attached as exhibits to our Form 10-K to the extent such reserve disclosure is not included.

*****************

Securities and Exchange Commission
September 16, 2013

Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or Douglas V. Getten of Vinson & Elkins at 713-758-2865.
Sincerely,
VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice President and Chief Financial Officer

cc:	David P. Oelman, Esq.
Douglas V. Getten, Esq.
Vinson & Elkins L.L.P.
Via e-mail